Exhibit 99.1

Sun Life announces election of directors

TORONTO, May 6, 2020 /CNW/ - Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 13, 2020 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	289,782,562	99.7%	807,874	0.3%
Dean A. Connor	290,002,867	99.8%	587,569	0.2%
Stephanie L. Coyles	290,289,134	99.9%	301,302	0.1%
Martin J. G. Glynn	289,745,258	99.7%	845,178	0.3%
Ashok K. Gupta	290,162,466	99.9%	427,970	0.1%
M. Marianne Harris	289,766,184	99.7%	824,252	0.3%
Sara Grootwassink Lewis	287,860,206	99.1%	2,730,230	0.9%
James M. Peck	290,162,107	99.9%	428,329	0.1%
Scott F. Powers	290,177,888	99.9%	412,548	0.1%
Hugh D. Segal	289,455,232	99.6%	1,135,204	0.4%
Barbara G. Stymiest	289,781,850	99.7%	808,586	0.3%

The voting results on all matters voted at the annual meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedar.com and www.sec.gov, respectively.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Leigh Chalmers
Director	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 226-751-2391	T. 647-256-8201
krista.wilson@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/06/c2079.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 14:01e 06-MAY-20